MORGAN LEWIS


LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

August 19, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  THE ADVISORS' INNER CIRCLE FUND (FILE NOS. 033-42484 AND 811-06400)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on August 9, 2016, regarding the Trust's preliminary proxy statement on Schedule 14A and related materials (together, the "Proxy Materials"), which were filed with the SEC on behalf of the Rice Hall James Small Cap Portfolio, the Rice Hall James Micro Cap Portfolio, and the Rice Hall James SMID Cap Portfolio (each a "Fund" and together, the "Funds"), each a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), on August 1, 2016. Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by Rice Hall James & Associates, LLC (the "Adviser"). Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1. COMMENT. Please replace the phrase "at the same rate" with "at the same advisory fee rate."

     RESPONSE.  The  requested  change  has  been  made.

2. COMMENT. Please address the Interim Agreement at the beginning of the Proxy Materials.

     RESPONSE.  The  requested  change  has  been  made.

3. COMMENT. Please confirm supplementally that there have been no purchases or sales of securities of the Adviser or its parents, or subsidiaries of either, since the beginning of the most recently completed fiscal year by any director of the Funds.



                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

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Trace Rakestraw, Esq.
August 19, 2016
Page 2


     RESPONSE. The Trust confirms that there have been no purchases or sales of securities of the Adviser or its parents, or subsidiaries of either, since the beginning of the most recently completed fiscal year by any director of the Funds.

4.   COMMENT. Please include a discussion regarding Section 15(f) of the 1940
     Act.

     RESPONSE.  The  requested  change  has  been  made.

5. COMMENT. Please state the purpose of the submission of the Prior Agreement to a vote of shareholders.

     RESPONSE.  The  requested  change  has  been  made.

6. COMMENT. In the "Description of the Material Terms of the Prior Agreement, the New Agreement, and the Interim Agreement" section, please restate the last sentence of the second paragraph in plain English.

     RESPONSE.  The  requested  change  has  been  made.

7. COMMENT. Please disclose the amount of any fees paid by the Funds to the Adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Funds (other than under the investment advisory contract or for brokerage commissions).

     RESPONSE. No fees were paid by the Funds to the Adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Funds (other than under the investment advisory contract or for brokerage commissions).

8. COMMENT. Please state the name and address of any person not otherwise named in the proxy statement who owns, of record or beneficially, ten percent or more of the outstanding voting securities of the Adviser.

     RESPONSE. The Trust respectfully declines to make the requested change because Item 22(c)(4) of Schedule 14A only requires such disclosure if the investment adviser is a corporation, and the Adviser is a limited liability company.

9. COMMENT. Please discuss in more detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board that the shareholders approve the New Agreement.

     RESPONSE. The Trust respectfully declines to make the requested change because it believes that, in accordance with Item 22(c)(11) of Schedule 14A, the proxy statement discusses in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board that the shareholders approve the New Agreement.




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Trace Rakestraw, Esq.
August 19, 2016
Page 3

10. COMMENT. Please state the material features of the contract or arrangement for AST Fund Solutions, LLC's solicitation services.

     RESPONSE.  The  requested  change  has  been  made.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin